June 2, 2005

By facsimile 212.403.2000 and U.S. Mail

Andrew R. Brownstein, Esq.
Trevor S. Norwitz, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019

Re:	Eon Labs, Inc.
	Schedule TO-T filed May 23, 2005 by Novartis AG, Novartis
	Corporation, and Zodnas Acquisition Corp.
      Amendment No. 1 filed May 27, 2005
      Amendment No. 2 filed June 2, 2005
	File No.  5-80561

Gentlemen:

The staff has reviewed the above captioned filings and has the following comments.

General

1. We note the offerors have reserved the right to transfer or assign to "one or more affiliates" the right to purchase shares tendered pursuant to the offer. As you are aware, the definition of "offeror" includes not only the purchaser of securities in the offer, but also any person or entity on whose behalf the offer is made (see
Instruction K (1) to Schedule TO).   Please advise us why the
referenced affiliates have not also been identified as offerors in this offer. Before drafting your response, please review "Identifying the Bidder in a Tender Offer" in the Division of Corporation Finance`s Current Issues and Rulemaking Projects
Outline, available on our web site at www.sec.gov for general guidance. Any new offerors in the tender offer must ensure that they independently satisfy the timing, signatory and dissemination requirements of Schedule TO.

2. Please provide a brief legal analysis in support of the offerors` apparent conclusion that the potentially contemporaneous purchase of the Santos Shares is consistent with Rule 14e-5. For example, advise us why the offerors believe, if true, that such purchases may be consummated under Rule 14e-5(b)(7), or confirm that the Santos Shares are in a class different from the class that is the subject of the tender offer. Conversely, if the Santos Shares are being tendered into the offer, advise us how such shares could be deemed acquired immediately subsequent to the offer as the disclosure contemplates.

Does Purchaser have the financial resources to pay..., page 6

3. Rule 14e-1(c) requires that payment for tendered shares be made "promptly" following the expiration of the offer, not "as soon as practicable." Please revise here and throughout your document to remove the implication that the offerors may pay for the tendered shares at their convenience.

Forward-Looking Statements, page 11

4. Please refer to the text of the Private Securities Litigation Reform Act of 1995. The Act does not apply to statements made in connection with a tender offer. See Sec. 21E(b)(2)(C) of the Securities Exchange Act of 1934. Revise your schedule TO to clearly acknowledge that forward looking statements made in connection with this offer have not been protected by the Act`s safe harbor provisions, and please confirm that the offerors will not refer to the Private Securities Litigation Reform Act of 1995 in future communications. We note, for example, that the first amended Schedule TO-T filing also includes improper references to the applicability of the Act to the forward-looking statements contained in the disclosure.

12. Purpose of the Offer;...

5. Please provide us with a brief legal analysis in support of the offerors` apparent conclusion that the "REPRESENTATIONS AND WARRANTIES WERE MADE BY THE RESPECTIVE PARTIES ONLY FOR THE
PURPOSES OF THE MERGER AGREEMENT...WERE MADE SOLELY TO THE RESPECTIVE PARTIES IN EACH SUCH AGREEMENT" is not in direct conflict with or otherwise inconsistent with security holders` right to rely upon such representations and warranties as statements of factual information about the offerors. Alternative, please revise to remove any potential implication that the referenced representations and warranties from the merger agreement do not constitute public disclosure under the federal securities laws.

13. Source and Amount of Funds.

6. We note the offer is expected to be consummated with cash on hand. Notwithstanding this disclosure, affirmatively state whether or not any alternative financing plan exists. See Item 1007(b) of Regulation M-A.

Letter of Transmittal, Exhibit (a)(1)(B)

7. The transmittal form improperly asks security holders to certify that they "recognize" certain terms of the offer. Please revise to delete the requirement that security holders certify that they "recognize" how certain terms of the offer operate. Alternatively, amend the form to include a legend in bold typeface that indicates the offerors neither view the certification made by security holders that they recognize certain terms of the offer as a waiver of liability and that the offerors promise not to assert in any future litigation arising out of this offer that these provisions constitute a waiver of liability.

Closing Comments

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the offerors are in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement from the offerors acknowledging that:

* the offerors are responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the offerors may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please amend your document in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please direct any questions to me at 202.551.3266. You may also contact me via facsimile at 202.772.9203. Please send all correspondence to the following ZIP code: 20549-0303.

						Sincerely,


						Nicholas P. Panos
						Special Counsel,
						Office of Mergers & Acquisitions